LAW OFFICES OF
              CLINE, WILLIAMS, WRIGHT, JOHNSON & OLDFATHER, L.L.P.

                             1900 U.S. BANK BUILDING
                              233 SOUTH 13TH STREET
                          LINCOLN, NEBRASKA 68508-2095
                                 (402) 474-6900
                               FAX (402) 474-5393
                              www.clinewilliams.com



         OMAHA                     AURORA                SCOTTSBLUFF
   ONE PACIFIC PLACE           1207 M STREET            RAILWAY OFFICE
   1125 SOUTH 103RD             P.O. BOX 510                PLAZA
       SUITE 320           AURORA NEBRASKA 68818         115 RAILWAY
    OMAHA NEBRASKA             (402) 694-6314           STREET, SUITE
      68124-1090                                            A-115
    (402) 397-1700                                       SCOTTSBLUFF,
                                                        NEBRASKA 69361
                                                     (308) 635-1020

                                  June 5, 2006



Securities and Exchange Commission                 VIA ELECTRONIC TRANSMISSION
Attn:   Albert Pappas                                  AND OVERNIGHT DELIVERY
Division of Corporation Finance
100 "F" Street
Mail Stop 3720
Washington, D.C. 20549

        Re:    NEDAK Ethanol, LLC
               Form SB-2 Registration Statement
               File No. 333-130343

Dear Mr. Pappas:

        Attached hereto are the electronic data constituting Pre-Effective Amendment No. 3 to the above-referenced Form SB-2 Registration Statement. We are sending, via overnight mail, three clean copies and three marked copies of this Amendment for your convenience. We wish to advise you of the following:

        A. Timing.

               We respectfully request that this Registration Statement be declared effective on June 12, 2006 if at all possible. We will be prepared to submit a formal request for acceleration whenever you advise us that all comments have been cleared. In that regard, it would be appreciated if further comments could be provided to me by phone if possible.

Securities and Exchange Commission
June 5, 2006
Page 2

        B. Pending Issues.

               1. Regarding my April 28, 2006 letter to you enclosing two pieces of sales literature, this is to advise you that those items have been approved by the Nebraska Department of Banking and Finance, with certain minor revisions to the Power Point presentation. A revised copy of that presentation is included with the hard copies that will be sent to you by overnight delivery. Unless you advise me to the contrary, I will assume that you have no comments on those items. The Registrant does not intend to use other sales literature.

               2. On May 9, 2006 I provided you with supplemental information responsive to comment 29 of your January 13, 2006 letter and Comment 15 of your February 17, 2006 comment letter. For purposes of this filing I have assumed that no further information responsive to those Comments is necessary.

               3. The Registrant has completed its qualification as an Issuer-Dealer in the State of Nebraska and the licensing of its Directors as Issuer-Dealer Agents. In addition, we believe that we presently have satisfied all requirements of the various states in which the Offering will be registered, and that those states are prepared to declare our registration effective upon notice of SEC effectiveness.

        C. Responses to your May 5, 2006 letter of comments:

               The following numbered paragraphs respond to the corresponding numbered paragraphs of your May 5, 2006 comment letter.

               1. The suggested disclosure has been included in the first paragraph of the Prospectus Summary on page 2.

               2. We have included disclosure that the Agreements with Delta-T do not specify deadlines for completion of the site preparation work, but based on our discussions with Delta-T and progress to date we believe it should be completed by about July 1, 2006.

               3.     This typographical error has been corrected.

               4. The caption of this risk factor has been revised to indicate that we could have lower revenues under certain market conditions because of decreased marketing flexibility and inability to capitalize on temporary or regional price disparities.

Securities and Exchange Commission
June 5, 2006
Page 3

               5. This will confirm that the outside accountant who is currently maintaining the Registrant's books and records is not affiliated with our independent registered public accounting firm.

               6. We have added descriptions of the material terms of the Agreements with Kinder Morgan and Cornerstone. We have clarified that the "Base Agreement" provides for basic procedural terms. The Kinder Morgan Agreement is re-filed showing execution thereof, and the Cornerstone Agreement is filed for the first time, also showing as an executed document.

               7. We believe we have revised this section of the prospectus in accordance with your comments.

               8. Likewise, we believe we have revised the fourth paragraph of the Income Tax Considerations section in accordance with your comments.

               9.     Our tax opinion is re-filed as Exhibit 8.1.

               10. Part II of the Registration Statement has been restated in its entirety.

Should you have additional questions or comments, I would appreciate it if you could direct them to my attention by whatever means is most convenient for you.

                                Very truly yours,



                                 /S/ Donald F. Burt
                                     FOR THE FIRM

Enclosures